May 7, 2020

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:          Notice of Disclosure Filed in our Quarterly Report on Form 10-Q Under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:
This filing is to provide notice to the U.S. Securities and Exchange Commission (“SEC”) that Shell Midstream Partners, L.P.’s Quarterly Report on Form 10-Q for the period ended March 31, 2020, which was filed with the SEC on May 7, 2020, contains information required to be disclosed by Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the US Securities Exchange Act of 1934.

Respectfully submitted,

SHELL MIDSTREAM PARTNERS, L.P.

By:	SHELL MIDSTREAM PARTNERS GP LLC,
its general partner

By:	/s/ Shawn J. Carsten
Name:	Shawn J. Carsten
Title:	Vice President and
Chief Financial Officer